UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

On Holding AG
(Name of Issuer)

Class A ordinary shares, par value CHF 0.10 per share
(Title of Class of Securities)

H5919C 104
(CUSIP Number)

September 30, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON David Allemann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 51,597,582 (1)(5)
	7	SOLE DISPOSITIVE POWER 4,047,673 (2)(5)
	8	SHARED DISPOSITIVE POWER 34,860,000 (3)(5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,597,582 (1)(5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.9% (4)(5)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of: (i)(a) 4,047,673 Class A ordinary shares owned by Mr. Allemann (including 211,054 Class A ordinary shares underlying options and option awards that have vested) and (b) 10,122,500 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Allemann (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards that have vested), (ii)(a) 6,199,601 Class A ordinary shares owned by Mr. Bernhard and (b) 11,056,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Bernhard, (iii)(a) 3,379,819 Class A ordinary shares owned by Mr. Coppetti and (b) 10,431,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Coppetti, (iv)(a) 1,681,867 Class A ordinary shares owned by Mr. Hoffmann and (b) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Hoffmann and (v)(a) 1,428,622 Class A ordinary shares owned by Mr. Maurer and (b) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Maurer. Each ten Class B voting rights shares are convertible into one Class A ordinary share upon approval at a general meeting of shareholders. The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person. Pursuant to the Shareholders’ Agreement, as defined in Item 2(a), Mr. Allemann has shared voting and dispositive power with the other Reporting Persons identified herein over the Class B voting rights shares held by each of the Reporting Persons.

(2)	Consists of 4,047,673 Class A ordinary shares held of record by Mr. Allemann (including 211,054 Class A ordinary shares underlying options and option awards that have vested).

(3)	Consists of: (i) 10,122,500 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Allemann (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards that have vested), (ii) 11,056,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Bernhard, (iii) 10,431,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Coppetti, (iv) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Hoffmann and (v) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Maurer. Each ten Class B voting rights shares are convertible into one Class A ordinary share upon approval at a general meeting of shareholders. The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person. Pursuant to the Shareholders’ Agreement, as defined in Item 2(a), Mr. Allemann has shared voting and dispositive power with the other Reporting Persons identified herein over the Class B voting rights shares held by each of the Reporting Persons.

(4)	Represents the quotient obtained by dividing (a) the number of Class A ordinary shares and Class B voting rights shares beneficially owned by Mr. Allemann as set forth in Row 9 by (b) an aggregate of 323,830,710 Class A ordinary shares outstanding, consisting of (i) 288,970,710 Class A ordinary shares outstanding as of September 30, 2024, as reported by the Issuer to the Reporting Persons (including 211,054 Class A ordinary shares underlying options and option awards held by Mr. Allemann that have vested), and (ii) 34,860,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by the Reporting Persons (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards held by Mr. Allemann that have vested). The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person.

(5)	Unless otherwise noted, information is presented as of September 30, 2024.

1	NAME OF REPORTING PERSON Olivier Bernhard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 51,476,528 (1)(5)
	7	SOLE DISPOSITIVE POWER 6,289,601 (2)(5)
	8	SHARED DISPOSITIVE POWER 34,860,000 (3)(5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,476,528 (1)(5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.9% (4)(5)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of: (i)(a) 3,836,619 Class A ordinary shares owned by Mr. Allemann and (b) 9,806,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Allemann, (ii)(a) 6,289,601 Class A ordinary shares owned by Mr. Bernhard (including 90,000 Class A ordinary shares underlying options and option awards that have vested) and (b) 11,372,500 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Bernhard (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards that have vested), (iii)(a) 3,379,819 Class A ordinary shares owned by Mr. Coppetti and (b) 10,431,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Coppetti, (iv)(a) 1,681,867 Class A ordinary shares owned by Mr. Hoffmann and (b) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Hoffmann and (v)(a) 1,428,622 Class A ordinary shares owned by Mr. Maurer and (b) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Maurer. Each ten Class B voting rights shares are convertible into one Class A ordinary share upon approval at a general meeting of shareholders. The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person. Pursuant to the Shareholders’ Agreement, as defined in Item 2(a), Mr. Bernhard has shared voting and dispositive power with the other Reporting Persons identified herein over the Class B voting rights shares held by each of the Reporting Persons.

(2)	Consists of 6,289,601 Class A ordinary shares held of record by Mr. Bernhard (including 90,000 Class A ordinary shares underlying options and option awards that have vested).

(3)	Consists of: (i) 9,806,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Allemann, (ii) 11,372,500 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Bernhard (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards that have vested), (iii) 10,431,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Coppetti, (iv) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Hoffmann and (v) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Maurer. Each ten Class B voting rights shares are convertible into one Class A ordinary share upon approval at a general meeting of shareholders. The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person. Pursuant to the Shareholders’ Agreement, as defined in Item 2(a), Mr. Bernhard has shared voting and dispositive power with the other Reporting Persons identified herein over the Class B voting rights shares held by each of the Reporting Persons.

(4)	Represents the quotient obtained by dividing (a) the number of Class A ordinary shares and Class B voting rights shares beneficially owned by Mr. Bernhard as set forth in Row 9 by (b) an aggregate of 323,709,656 Class A ordinary shares outstanding, consisting of (i) 288,849,656 Class A ordinary shares outstanding as of September 30, 2024, as reported by the Issuer to the Reporting Persons (including 90,000 Class A ordinary shares underlying options and option awards held by Mr. Bernhard that have vested), and (ii) 34,860,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by the Reporting Persons (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards held by Mr. Bernhard that have vested). The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person.

(5)	Unless otherwise noted, information is presented as of September 30, 2024.

1	NAME OF REPORTING PERSON Caspar Coppetti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 51,808,636 (1)(5)
	7	SOLE DISPOSITIVE POWER 3,801,927 (2)(5)
	8	SHARED DISPOSITIVE POWER 34,860,000 (3)(5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,808,636 (1)(5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.0% (4)(5)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of: (i)(a) 3,836,619 Class A ordinary shares owned by Mr. Allemann and (b) 9,806,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Allemann, (ii)(a) 6,199,601 Class A ordinary shares owned by Mr. Bernhard and (b) 11,056,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Bernhard, (iii)(a) 3,801,927 Class A ordinary shares owned by Mr. Coppetti (including 422,108 Class A ordinary shares underlying options and option awards that have vested) and (b) 10,747,500 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Coppetti (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards that have vested), (iv)(a) 1,681,867 Class A ordinary shares owned by Mr. Hoffmann and (b) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Hoffmann and (v)(a) 1,428,622 Class A ordinary shares owned by Mr. Maurer and (b) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Maurer. Each ten Class B voting rights shares are convertible into one Class A ordinary share upon approval at a general meeting of shareholders. The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person. Pursuant to the Shareholders’ Agreement, as defined in Item 2(a), Mr. Coppetti has shared voting and dispositive power with the other Reporting Persons identified herein over the Class B voting rights shares held by each of the Reporting Persons.

(2)	Consists of 3,801,927 Class A ordinary shares held of record by Mr. Coppetti (including 422,108 Class A ordinary shares underlying options and option awards that have vested).

(3)	Consists of: (i) 9,806,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Allemann, (ii) 11,056,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Bernhard, (iii) 10,747,500 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Coppetti (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards that have vested), (iv) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Hoffmann and (v) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Maurer. Each ten Class B voting rights shares are convertible into one Class A ordinary share upon approval at a general meeting of shareholders. The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person. Pursuant to the Shareholders’ Agreement, as defined in Item 2(a), Mr. Coppetti has shared voting and dispositive power with the other Reporting Persons identified herein over the Class B voting rights shares held by each of the Reporting Persons.

(4)	Represents the quotient obtained by dividing (a) the number of Class A ordinary shares and Class B voting rights shares beneficially owned by Mr. Coppetti as set forth in Row 9 by (b) an aggregate of 324,041,764 Class A ordinary shares outstanding, consisting of (i) 289,181,764 Class A ordinary shares outstanding as of September 30, 2024, as reported by the Issuer to the Reporting Persons (including 422,108 Class A ordinary shares underlying options and option awards held by Mr. Coppetti that have vested), and (ii) 34,860,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by the Reporting Persons (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards held by Mr. Coppetti that have vested). The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person.

(5)	Unless otherwise noted, information is presented as of September 30, 2024.

1	NAME OF REPORTING PERSON Martin Hoffmann
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 51,753,636 (1)(5)
	7	SOLE DISPOSITIVE POWER 2,048,975 (2)(5)
	8	SHARED DISPOSITIVE POWER 34,860,000 (3)(5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,753,636 (1)(5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.0% (4)(5)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of: (i)(a) 3,836,619 Class A ordinary shares owned by Mr. Allemann and (b) 9,806,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Allemann, (ii)(a) 6,199,601 Class A ordinary shares owned by Mr. Bernhard and (b) 11,056,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Bernhard, (iii)(a) 3,379,819 Class A ordinary shares owned by Mr. Coppetti and (b) 10,431,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Coppetti, (iv)(a) 2,048,975 Class A ordinary shares owned by Mr. Hoffmann (including 367,108 Class A ordinary shares underlying options and option awards that have vested) and (b) 1,941,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Hoffmann (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards that have vested) and (v)(a) 1,428,622 Class A ordinary shares owned by Mr. Maurer and (b) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Maurer. Each ten Class B voting rights shares are convertible into one Class A ordinary share upon approval at a general meeting of shareholders. The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person. Pursuant to the Shareholders’ Agreement, as defined in Item 2(a), Mr. Hoffmann has shared voting and dispositive power with the other Reporting Persons identified herein over the Class B voting rights shares held by each of the Reporting Persons.

(2)	Consists of 2,048,975 Class A ordinary shares held of record by Mr. Hoffmann (including 367,108 Class A ordinary shares underlying options and option awards that have vested).

(3)	Consists of: (i) 9,806,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Allemann, (ii) 11,056,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Bernhard, (iii) 10,431,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Coppetti, (iv) 1,941,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Hoffmann (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards that have vested) and (v) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Maurer. Each ten Class B voting rights shares are convertible into one Class A ordinary share upon approval at a general meeting of shareholders. The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person. Pursuant to the Shareholders’ Agreement, as defined in Item 2(a), Mr. Hoffmann has shared voting and dispositive power with the other Reporting Persons identified herein over the Class B voting rights shares held by each of the Reporting Persons.

(4)	Represents the quotient obtained by dividing (a) the number of Class A ordinary shares and Class B voting rights shares beneficially owned by Mr. Hoffmann as set forth in Row 9 by (b) an aggregate of 323,986,764 Class A ordinary shares outstanding, consisting of (i) 289,126,764 Class A ordinary shares outstanding as of September 30, 2024, as reported by the Issuer to the Reporting Persons (including 367,108 Class A ordinary shares underlying options and option awards held by Mr. Hoffmann that have vested), and (ii) 34,860,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by the Reporting Persons (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards held by Mr. Hoffmann that have vested). The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person.

(5)	Unless otherwise noted, information is presented as of September 30, 2024.

1	NAME OF REPORTING PERSON Marc Maurer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER —
	6	SHARED VOTING POWER 51,688,636 (1)(5)
	7	SOLE DISPOSITIVE POWER 1,730,730 (2)(5)
	8	SHARED DISPOSITIVE POWER 34,860,000 (3)(5)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,688,636 (1)(5)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.0% (4)(5)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of: (i)(a) 3,836,619 Class A ordinary shares owned by Mr. Allemann and (b) 9,806,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Allemann, (ii)(a) 6,199,601 Class A ordinary shares owned by Mr. Bernhard and (b) 11,056,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Bernhard, (iii)(a) 3,379,819 Class A ordinary shares owned by Mr. Coppetti and (b) 10,431,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Coppetti, (iv)(a) 1,681,867 Class A ordinary shares owned by Mr. Hoffmann and (b) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Hoffmann and (v)(a) 1,730,730 Class A ordinary shares owned by Mr. Maurer (including 302,108 Class A ordinary shares underlying options and option awards that have vested) and (b) 1,941,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Maurer (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards that have vested). Each ten Class B voting rights shares are convertible into one Class A ordinary share upon approval at a general meeting of shareholders. The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person. Pursuant to the Shareholders’ Agreement, as defined in Item 2(a), Mr. Maurer has shared voting and dispositive power with the other Reporting Persons identified herein over the Class B voting rights shares held by each of the Reporting Persons.

(2)	Consists of 1,730,730 Class A ordinary shares held of record by Mr. Maurer (including 302,108 Class A ordinary shares underlying options and option awards that have vested).

(3)	Consists of: (i) 9,806,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Allemann, (ii) 11,056,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Bernhard, (iii) 10,431,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Coppetti, (iv) 1,625,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Hoffmann and (v) 1,941,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by Mr. Maurer (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards that have vested). Each ten Class B voting rights shares are convertible into one Class A ordinary share upon approval at a general meeting of shareholders. The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person. Pursuant to the Shareholders’ Agreement, as defined in Item 2(a), Mr. Maurer has shared voting and dispositive power with the other Reporting Persons identified herein over the Class B voting rights shares held by each of the Reporting Persons.

(4)	Represents the quotient obtained by dividing (a) the number of Class A ordinary shares and Class B voting rights shares beneficially owned by Mr. Maurer as set forth in Row 9 by (b) an aggregate of 323,921,764 Class A ordinary shares outstanding, consisting of (i) 289,061,764 Class A ordinary shares outstanding as of September 30, 2024, as reported by the Issuer to the Reporting Persons (including 302,108 Class A ordinary shares underlying options and option awards held by Mr. Maurer that have vested), and (ii) 34,860,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by the Reporting Persons (including 316,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards held by Mr. Maurer that have vested). The aggregate number of Class A ordinary shares beneficially owned by the Reporting Persons as set forth herein are reported on the basis that each Reporting Person beneficially owns the Class A ordinary shares into which his Class B voting rights shares are convertible, and treating such Class B voting rights shares as converted into Class A ordinary shares solely for the purpose of reporting the beneficial ownership of the Reporting Person.

(5)	Unless otherwise noted, information is presented as of September 30, 2024.

ITEM 1.	(a) Name of Issuer: On Holding AG (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Förrlibuckstrasse 190

8005 Zürich, Switzerland

ITEM 2.	(a) Name of Person Filing:

This Schedule 13G/A is being filed by David Allemann, Olivier Bernhard, Caspar Coppetti, Martin Hoffmann and Marc Maurer (each a “Reporting Person” and, collectively, the “Reporting Persons”). Pursuant to a Shareholders’ Agreement, dated as of September 6, 2021 (the “Shareholders’ Agreement”), among the Reporting Persons and the Issuer, the Reporting Persons have agreed to certain arrangements with respect to their shares, including certain restrictions relating to the transfer of their Class B voting rights shares, to vote together on matters that will be put for a vote in the Issuer’s shareholders’ meetings and to vote to elect certain individuals to the Issuer’s board of directors in accordance with the terms of the Shareholders’ Agreement. By virtue of the Shareholders’ Agreement and the obligations and rights thereunder, the Reporting Persons in this Schedule 13G/A may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

(b)	Address of Principal Business Office, or if None, Residence:

The principal office and business address of the Reporting Persons is c/o On Holding AG, Förrlibuckstrasse 190, 8005 Zürich, Switzerland.

(c)	Citizenship or Place of Organization:

See row 4 of the cover pages to this Schedule 13G/A.

(d)	Title of Class of Securities:

This Schedule 13G/A relates to the Issuer’s Class A ordinary shares, par value CHF 0.10 per share.

(e)	CUSIP Number:

H5919C 104

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP.

Based in part on information provided by the Issuer, the Reporting Persons as a “group” may be deemed to beneficially own an aggregate of 54,043,906 Class A ordinary shares (including (i) 1,392,378 Class A ordinary shares and (ii) 1,581,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares, in each case underlying options and option awards that are owned by the Reporting Persons that have vested), or 16.6% of the Class A ordinary shares outstanding as of September 30, 2024, calculated pursuant to Rule 13d-3, assuming the conversion of the Class B voting rights shares held by the members of such “group” into Class A ordinary shares on a ten to one basis. Before giving effect to the conversion of the Class B voting rights shares into Class A ordinary shares, the Reporting Persons as a “group” beneficially own Class A ordinary shares and Class B voting rights shares that represent 58.2% of the voting power of the Issuer. Each of the Reporting Persons expressly disclaims beneficial ownership over any Class A ordinary shares or Class B voting rights shares that it may be deemed to beneficially own solely by reason of the Shareholders’ Agreement.

Calculations of percentage ownership in this Item 4 are based on an aggregate of 326,277,034 Class A ordinary shares outstanding, consisting of (i) 290,152,034 Class A ordinary shares outstanding as of September 30, 2024, as reported by the Issuer to the Reporting Persons (including 1,392,378 Class A ordinary shares underlying options and option awards that are owned by the Reporting Persons that have vested), and (ii) 36,125,000 Class A ordinary shares issuable upon conversion of the Class B voting rights shares owned by the Reporting Persons (including 1,581,250 Class A ordinary shares issuable upon conversion of the Class B voting rights shares underlying options and option awards that are owned by the Reporting Persons that have vested).

(a)	Amount beneficially owned:

See row 9 of the cover sheet of each Reporting Person.

(b)	Percent of class:

See row 11 of the cover sheet of each Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of the cover sheet of each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See row 6 of the cover sheet of each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of the cover sheet of each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of the cover sheet of each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which was filed as an exhibit to the Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission on February 11, 2022 and is incorporated by reference herein, pursuant to which the Reporting Persons have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not Applicable.

ITEM 10.	CERTIFICATIONS.

Not Applicable.

Exhibit Number	Description
99.1	Joint Filing Agreement, dated as of February 11, 2022, among the Reporting Persons (incorporated by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission on February 11, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024

By:	/s/ David Allemann
Name:	David Allemann

By:	/s/ Olivier Bernhard
Name:	Olivier Bernhard

By:	/s/ Caspar Coppetti
Name:	Caspar Coppetti

By:	/s/ Martin Hoffmann
Name:	Martin Hoffmann

By:	/s/ Marc Maurer
Name:	Marc Maurer